                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     FOR THE TRANSITION PERIOD FROM _______ TO ________

Commission file number 0-7416

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          SMS Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Shared Medical Systems Corporation
          51 Valley Stream Parkway
          Malvern, Pennsylvania 19355

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                                                                                                PAGE
                                                                                              REFERENCE
                                                                                             -----------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                        1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 1997 and 1996                                                                    2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 1997                                                          3

NOTES TO FINANCIAL STATEMENTS                                                                   5

SCHEDULE I: ITEM 27(a) - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT - DECEMBER 31, 1997                                                            9

SCHEDULE II: ITEM 27(d) SCHEDULE OF REPORTABLE
  TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1997                                            10

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                      12

SIGNATURE PAGE                                                                                 13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
SMS Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the SMS Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee ("Management"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits, for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1997 and of reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP
Philadelphia, PA
May 29, 1998

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------
                            (amounts in thousands)


                                                        DECEMBER 31
                                                -----------------------------
                                                    1997            1996
                                                -------------   -------------
RECEIVABLES:
  Participant Contributions.....................    $ 1,388         $ 1,281
  Company Contributions.........................        203             282
  Dividends, Interest and Capital Gains.........       -                 65
  Participant Loan Repayments...................        129             102
PARTICIPANTS' LOANS RECEIVABLE..................      4,696           3,795
INVESTMENTS, AT FAIR VALUE:
  SMS Common Stock..............................     18,568          15,122
  Vanguard Wellington Fund......................     11,769           7,413
  Vanguard Windsor Fund.........................     76,851          59,932
  Vanguard W.L. Morgan Growth Fund..............     32,931          23,877
  Vanguard Fixed Income Securities Fund.........     18,756          16,889
  Vanguard Money Market Fund....................     10,361           9,722
  Vanguard Index Trust..........................     44,568          29,846
  Vanguard Primecap Fund........................     14,249           5,763
  Vanguard International Growth Portfolio.......      4,820           3,364
  Vanguard Bond Index Fund......................        986             535
                                                -------------   -------------
       NET ASSETS AVAILABLE FOR BENEFITS........  $ 240,275       $ 177,988
                                                =============   =============

       The accompanying notes are an integral part of these statements.

                                                    SMS RETIREMENT SAVINGS PLAN
                                                    ---------------------------
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     ---------------------------------------------------------
                                               FOR THE YEAR ENDED DECEMBER 31, 1997
                                               ------------------------------------
                                                      (amounts in thousands)


                                                            COMMON                                                 MORGAN
                                                            STOCK         WELLINGTON           WINDSOR             GROWTH
                                                             FUND             FUND               FUND                FUND
                                                         ------------    ------------    -------------------     -----------
INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions....      $   263         $   979        $        12,286         $ 4,410

PARTICIPANTS' CONTRIBUTIONS.............................        1,360           1,602                  6,016           2,516

COMPANY CONTRIBUTIONS...................................          301             310                  1,106             473

PARTICIPANT REDISTRIBUTIONS.............................       (2,997)            807                 (1,453)           (391)

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS.....................................        5,155           1,000                  1,195           3,047

DISTRIBUTIONS TO PARTICIPANTS...........................         (674)           (272)                (1,862)           (885)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS.........................................          (42)            (47)                  (369)           (104)
                                                         ------------    ------------    -------------------     -----------

NET INCREASE (DECREASE) IN PLAN ASSETS..................        3,366           4,379                 16,919           9,066

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR..................................       15,316           7,541                 60,433          24,085
                                                         ------------    ------------    -------------------     -----------
     END OF YEAR........................................      $18,682         $11,920         $       77,352         $33,151
                                                         ============    ============    ===================     ===========

                                                             FIXED          MONEY
                                                            INCOME          MARKET
                                                             FUND           FUND
                                                         ------------    ------------
INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions....      $ 1,348         $   547

PARTICIPANTS' CONTRIBUTIONS.............................        1,496           1,111

COMPANY CONTRIBUTIONS...................................          308             147

PARTICIPANT REDISTRIBUTIONS.............................       (1,725)           (334)

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS.....................................          944             -

DISTRIBUTIONS TO PARTICIPANTS...........................         (453)           (929)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS.........................................          (58)             (4)
                                                         ------------    ------------

NET INCREASE (DECREASE) IN PLAN ASSETS..................        1,860             538

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR..................................       17,028           9,829
                                                         ------------    ------------
     END OF YEAR........................................      $18,888         $10,367
                                                         ============    ============

                                 The accompanying notes are an integral part of these statements.

                                                    SMS RETIREMENT SAVINGS PLAN
                                                    ---------------------------
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     ---------------------------------------------------------
                                          FOR THE YEAR ENDED DECEMBER 31, 1997(continued)
                                          ------------------------------------
                                                      (amounts in thousands)


                                                             INDEX                          INTERNATIONAL        TOTAL BOND
                                                             TRUST         PRIMECAP            GROWTH              MARKET
                                                              FUND           FUND               FUND                FUND
                                                           ------------   ------------  ---------------------   -------------
INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions......      $   912        $   493          $         208        $     61

PARTICIPANTS' CONTRIBUTIONS...............................        3,711          1,754                    760             163

COMPANY CONTRIBUTIONS.....................................          665            282                    127              30

PARTICIPANT REDISTRIBUTIONS...............................        1,034          4,253                    572             234

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS.......................................        9,528          1,988                   (133)             26

DISTRIBUTIONS TO PARTICIPANTS.............................       (1,012)          (190)                   (68)            (37)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS...........................................          (95)           (16)                    14              (6)
                                                           ------------   ------------  ---------------------   -------------

NET INCREASE (DECREASE) IN PLAN ASSETS....................       14,743          8,564                  1,480             471

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR....................................       30,160          5,865                  3,405             531
                                                           ------------   ------------  ---------------------   -------------
     END OF YEAR..........................................      $44,903        $14,429         $        4,885         $ 1,002
                                                           ============   ============   ====================    ============

                                                             PARTICI-
                                                               PANT
                                                              LOANS           TOTAL
                                                           ------------   ------------
INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions......      $   304        $21,811

PARTICIPANTS' CONTRIBUTIONS...............................         -            20,489

COMPANY CONTRIBUTIONS.....................................         -             3,749

PARTICIPANT REDISTRIBUTIONS...............................         -               -

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS.......................................         -            22,750

DISTRIBUTIONS TO PARTICIPANTS.............................         (130)        (6,512)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS...........................................          727            -
                                                            -----------   ------------

NET INCREASE (DECREASE) IN PLAN ASSETS....................          901         62,287

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR....................................        3,795        177,988
                                                            -----------   ------------
     END OF YEAR..........................................      $ 4,696       $240,275
                                                            ===========   ============

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1997 and 1996
                           ---------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

    The accompanying financial statements have been prepared on the accrual basis of accounting.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Shared Medical Systems Corporation (the "Company") has elected to file with the Securities and Exchange Commission financial statements prepared in conformance with guidelines issued under the Employee Retirement Income Security Act of 1974, as amended.

    Investments of the Plan are presented in the statements of net assets available for benefits at fair value.

    Plan receivables reported on the statements of net assets available for benefits have not been allocated on an individual fund basis. Therefore, the December 31, 1997 fair values reported for each investment fund on the statements of net assets available for benefits differ from the ending fund balances reported on the statement of changes in net assets available for benefits, but the statements agree in aggregate.



(2)  DESCRIPTION OF THE PLAN:
     ------------------------

    ELIGIBILITY
    -----------

    Employees of the Company, as defined in the Plan, are eligible to participate in the Plan with respect to before-tax contributions ("base contributions") and employer matching contributions (both as described below) on the first day of employment, and with respect to employer profit-sharing contributions (also described below) on the January 1 coincident with or following the first day of employment. Approximately 5,844 employees were eligible to participate in the Plan as of December 31, 1997.

    PARTICIPATION
    -------------

    Base Contributions - Eligible employees may contribute, through salary
    ------------------
    reductions, up to 15% of compensation, subject to certain limitations under the Internal Revenue Code (the "Code"). The percentage of base contributions by a participant is subject to adjustment by the Company at any time to maintain the Plan's compliance with the anti-discrimination requirements of the Code.

    Employer Matching Contributions - The Company may match, through
    -------------------------------
    discretionary employer contributions, a portion of a participant's base contribution in an amount to be determined annually by the Company's Board of Directors. For the Plan years ended December 31, 1997 and 1996 the Company contributed $3,749,000 and $3,457,000 respectively, in matching contributions.

    Profit-sharing Contributions - The Company may make profit-sharing
    ----------------------------
    contributions as determined at the discretion of its Board of Directors. Such contributions will be allocated in accordance with the Plan document. For the Plan years ended December 31, 1997 and 1996 there were no profit-sharing contributions.

    Vesting - All participants are fully vested in their base contribution
    -------
    account balances at all times. A participant becomes 20% vested in his employer matching and employer profit-sharing contributions after three years of service. An additional 20% vests each year thereafter, with full vesting after seven years of service. A year of service is defined as a calendar year in which the participant completes at least 1,000 hours of service. Forfeitures are used to reduce employer matching or employer profit-sharing contributions for the year in which the forfeitures occur.

    Investment Directions - Participants may elect to have their base, employer
    ---------------------
    matching, and profit-sharing contributions to the Plan invested in the following funds, provided that each fund selected must receive a proportion of not less than 10% of a participant's contribution:

          Shared Medical Systems Corporation Common Stock Fund - invests in
          ----------------------------------------------------
          Company common stock.

          Vanguard Wellington Fund - provides conservative investors with a
          ------------------------
          prudent investment program that ensures a)conservation of principal;
          b)reasonable income return; and, c)profits without undue risks.

          Vanguard Windsor Fund - seeks long-term growth of capital and income
          ---------------------
          by investing in a portfolio of common stocks. As a secondary objective, the Fund also seeks a reasonable level of current income.

          Vanguard W.L. Morgan Growth Fund - seeks long-term growth of capital
          --------------------------------
          by investing in a portfolio of common stocks.

          Vanguard Fixed Income Securities Fund Long-Term Corporate Bond
          --------------------------------------------------------------
          Portfolio - provides a high level of current income, consistent with
          ---------
          maintenance of principal and liquidity, by investing in a diversified portfolio of long-term, investment-grade bonds.

          Vanguard Money Market Reserves Prime Portfolio - seeks maximum current
          ----------------------------------------------
          income, preservation of capital, and liquidity by investing in a portfolio of money market instruments.

          Vanguard Index Trust 500 Portfolio - attempts to provide investment
          ----------------------------------
          results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

          Vanguard Primecap Fund - seeks long-term growth of capital by
          ----------------------
          investing principally in a portfolio of common stocks.

          Vanguard International Growth Portfolio - seeks long-term capital
          ---------------------------------------
          growth by investing in the common stocks of companies based outside of the United States.

          Vanguard Bond Index Fund - Total Bond Market Portfolio - attempts to
          ------------------------------------------------------
          match the total return of the Lehman Brothers Aggregate Bond Index.

    In the absence of any written designation of investment fund preference, the Trustee shall direct that all base, employer matching or employer profit-sharing contributions received for any participant be invested in the Vanguard Money Market Reserves Prime Portfolio.

    Participants must maintain a minimum of 10% of their account balance in each selected fund. Participants may reapportion their account balances once during each quarter ending March 31, June 30, September 30, and December 31.

    The following funds individually represent more than 5% of the net assets available for benefits of the Plan for the years ended December 31, 1997 and 1996:

      -  Shared Medical Systems Corporation Common Stock Fund
      -  Vanguard Windsor Fund
      -  Vanguard W.L. Morgan Growth Fund
      -  Vanguard Fixed Income Securities Fund Long-Term Corporate Bond
         Portfolio
      -  Vanguard Index Trust 500 Portfolio
      -  Vanguard Primecap Fund


    Participant Loans - A participant may borrow the lesser of $50,000 or one-
    -----------------
    half of the vested balance of the participant's base contribution account and employer matching contribution account, with a minimum loan amount of $1,000. A participant may not have more than one loan outstanding at any time. The participant may elect repayment terms of one to five years, except that a loan used to acquire the participant's principal residence may have a longer term. The interest rate charged for the term of the loan is one percentage point above the prime rate at the date of inception. The interest rates on outstanding loans as of December 31, 1997 range from 7.00% to 12.50%.

    Withdrawals - A participant may elect to make withdrawals of supplemental
    -----------
    contributions (after-tax contributions made to the Plan prior to January 1, 1989) in accordance with the Plan. After withdrawing all amounts credited to his/her supplemental contribution account, the participant can withdraw his/her remaining vested account balance in accordance with Plan provisions for hardship withdrawals.

    Distribution of Benefits - Upon termination of service due to death,
    ------------------------
    disability, retirement, or other reasons, a participant shall be entitled to benefits based on the net vested amounts in the participant's accounts. The form of payment of these benefits is a lump sum distribution or installment payments, in accordance with Plan provisions.

    Termination of the Plan - Although it has not expressed any intent to do so,
    -----------------------
    the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become fully vested in their account balances and receive a complete distribution in accordance with Plan provisions.

    Administration of the Plan - The Plan is administered by an administrative
    --------------------------
    committee, which is appointed by the Board of Directors.

    The Vanguard Group of Investment Companies, is the Plan recordkeeper, trustee and custodian. All costs with respect to services performed for the Plan by Vanguard were paid by the Company.

                                         ITEM 27 (a)                     SCHEDULE I
                                                                         PLAN NO. 007
                                      EIN 23-1704148
                                      --------------
                                 SMS RETIREMENT SAVINGS PLAN
                                 ---------------------------
                             SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             --------------------------------------
                                     DECEMBER 31, 1997
                                     -----------------
                                   (dollars in thousands)

                                                                               FAIR
IDENTITY OF ISSUE                           DESCRIPTION            COST        VALUE
-----------------                           -----------         ----------   -----------
Shared Medical Systems                      SMS Common Stock        $8,785      $18,568
Corporation "SMS" (1)                         281,328 shares

Wellington Fund (1)                         Mutual Fund              9,973       11,769
                                              399,630 shares

Windsor Fund (1)                            Mutual Fund             67,327       76,851
                                              4,525,994 shares

W.L. Morgan Growth Fund (1)                 Mutual Fund             26,287       32,931
                                              1,877,493 shares

Vanguard Fixed Income                       Mutual Fund             17,108       18,756
Securities Fund (1)                           2,025,473 shares


Vanguard Money Market Fund (1)              Money Market Fund       10,361       10,361


Vanguard Index Trust (1)                    Mutual Fund             27,361       44,568
                                              494,812 shares

Vanguard Primecap Fund (1)                  Mutual Fund             11,905       14,249
                                              360,100 shares

Vanguard International Growth Portfolio (1) Mutual Fund              4,900        4,820
                                              294,076 shares

Vanguard Bond Index Fund (1)                Mutual Fund                965          986
                                              97,767 shares

Participant Loans (1)                       Loan Fund                4,696        4,696
                                                                 ----------- -----------
                                                                  $189,668     $238,555
                                                                 =========== ===========

(1) Denotes party-in-interest


                                                           ITEM 27 (d)                                         SCHEDULE II
                                                                                                               PLAN NO. 007
                                                          EIN 23-1704148
                                                          --------------
                                                    SMS RETIREMENT SAVINGS PLAN
                                                    ---------------------------
                                                SCHEDULE OF REPORTABLE TRANSACTIONS
                                                -----------------------------------
                                               FOR THE YEAR ENDED DECEMBER 31, 1997
                                               ------------------------------------
                                                      (dollars in thousands)
                                                                                                      CURRENT
                                                                                                     VALUE OF
                                                                                                     ASSETS ON
                                                                 PURCHASE    SELLING     COST OF    TRANSACTION
IDENTITY OF PARTY           DESCRIPTION OF TRANSACTION             PRICE       PRICE     ASSETS        DATE        NET GAIN
--------------------------- -------------------------------     ------------ ---------- ---------- -------------  -----------
Shared Medical Systems      (88) Purchases of 237,043 shares
Corporation                 of Common Stock (1)                     $3,520                $3,520     $3,520             -

Shared Medical Systems      (177) Sales and Distributions of
Corporation                 321,038 shares of Common Stock (1)                 $5,285     $3,648     $5,285         $1,637

Vanguard Group of           (123) Purchases of 152,143 shares
Investment Companies        of Wellington Fund (1)                  $4,396                $4,396     $4,396             -

Vanguard Group of           (119) Sales of 35,936 shares of
Investment Companies        Wellington Fund (1)                                $1,038       $867     $1,038           $171

Vanguard Group of           (177) Purchases of 1,272,593
Investment Companies        shares of Windsor Fund (1)             $22,492               $22,492    $22,492             -

Vanguard Group of           (173) Sales of 359,622 shares
Investment Companies        of Windsor Fund (1)                                $6,776     $5,249     $6,776         $1,527

Vanguard Group of           (137) Purchases of 524,485 shares
Investment Companies        of Morgan Growth Fund (1)               $8,974                $8,974     $8,974             -

Vanguard Group of           (158) Sales of 174,273 shares of
Investment Companies        Morgan Growth Fund (1)                             $2,961     $2,379     $2,961           $582

Vanguard Group of           (190) Purchases of 489,329 shares
Investment Companies        of Fixed Income Securities Fund (1)     $4,318                $4,318     $4,318             -

Vanguard Group of           (179) Sales of 384,345 shares of
Investment Companies        Fixed Income Securities Fund (1)                   $3,387     $3,236     $3,387           $151

(1)This is a party-in-interest transaction.


                                                           ITEM 27 (d)                                  SCHEDULE II
                                                                                                        PLAN NO. 007
                                                          EIN 23-1704148
                                                          --------------
                                                    SMS RETIREMENT SAVINGS PLAN
                                                    ---------------------------
                                                SCHEDULE OF REPORTABLE TRANSACTIONS
                                                -----------------------------------
                                           FOR THE YEAR ENDED DECEMBER 31, 1997(continued)
                                           ------------------------------------
                                                      (dollars in thousands)
                                                                                                        CURRENT
                                                                                                        VALUE OF
                                                                                                        ASSETS ON
                                                                 PURCHASE   SELLING       COST OF      TRANSACTION
IDENTITY OF PARTY            DESCRIPTION OF TRANSACTION            PRICE      PRICE       ASSETS          DATE        NET GAIN
---------------------------  -------------------------------     ---------- ----------   ----------  --------------  ----------
Vanguard Group of            (196) Purchases of 5,132,151
Investment Companies         shares of Money Market Fund (1)     $5,132                  $5,132          $5,132            -

Vanguard Group of            (168) Sales of 4,493,156 shares
Investment Companies         of Money Market Fund (1)                         $4,493     $4,493          $4,493            -

Vanguard Group of            (173) Purchases of 104,491
Investment Companies         shares of Index Trust Fund (1)      $8,516                  $8,516          $8,516            -

Vanguard Group of            (160) Sales of 41,583 shares of
Investment Companies         Index Trust Fund (1)                             $3,347     $2,322          $3,347        $1,025

Vanguard Group of            (170) Purchases of 194,191
Investment Companies         shares of Primecap Fund (1)         $7,413                  $7,413          $7,413            -

Vanguard Group of            (89) Sales of 25,584 shares of
Investment Companies         Primecap Fund (1)                                  $912       $737            $912          $175

Vanguard Group of            (112) Purchases of 154,450 shares
Investment Companies         of International Growth Fund (1)    $2,721                  $2,721          $2,721            -

Vanguard Group of            (101) Sales of 64,085 shares of
Investment Companies         International Growth Fund (1)                    $1,121     $1,055          $1,121           $66

Vanguard Group of            (91) Purchases of 108,850 shares
Investment Companies         of Bond Index Fund (1)              $1,074                  $1,074          $1,074            -

Vanguard Group of            (52) Sales of 63,671 shares of
Investment Companies         Bond Index Fund (1)                                $631       $626            $631            $5

(3) FEDERAL INCOME TAXES APPLICABLE TO THE PLAN:
    -------------------------------------------

    The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 1997 that the Plan is in compliance with the applicable sections of the Internal Revenue Code (IRC). The Administrative Committee and Legal Counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.



(4) SUBSEQUENT EVENT:
    ----------------

    On February 28, 1997, the Company completed a merger with American Healthware Systems (AHS). Prior to the merger, AHS operated a 401(k) Plan (AHS Plan). Effective January 1, 1998, the Plan was amended to provide for the merger of the AHS Plan funds into the Plan and for the participation in the Plan of eligible employees of AHS. The asset transfer was completed on March 17, 1998 and was valued at $952,021.



(5) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
    ---------------------------------------------------

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                        December 31,
                                                      1997       1996
                                                      ----       ----
      Net assets available for plan benefits
        per the financial statements            $240,275,000   $177,988,000
      Amounts allocated to withdrawing
           participants.                            (368,000)      (285,000)
                                                ------------   ------------
       Net assets available for benefits
           per the Form 5500.                   $239,907,000   $177,703,000
                                                ============   ============

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:


       Benefits paid to participants per the financial
        statements                                               $6,512,000
       Add:  Amounts allocated to withdrawing participants
        at December 31, 1997                                        368,000
       Less:  Amounts allocated to withdrawing participants
        at December 31, 1996                                       (285,000)
                                                                 ----------
        Benefits paid to participants per the Form 5500          $6,595,000
                                                                 ==========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
SMS Retirement Savings Plan:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 29, 1998, on the SMS Retirement Savings Plan financial statements as of December 31, 1997 included in this Form 11-K, into Shared Medical Systems Corporation's previously filed Registration Statement on Form S-8 (File No. 33-34089).



                                                             ARTHUR ANDERSEN LLP



Philadelphia, PA
June 26, 1998

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              SMS RETIREMENT SAVINGS PLAN


Date: June 26, 1998            By:   /s/ Paul Yakulis
                                 -------------------------------------
                                 Paul Yakulis
                                 Chairman, Administrative Committee